EXHIBIT 2.1

SEPARATION AND DISTRIBUTION AGREEMENT

by and between

FMC TECHNOLOGIES, INC.

and

JOHN BEAN TECHNOLOGIES CORPORATION

Dated as of July 31, 2008

i

ARTICLE VI.	ACCESS TO INFORMATION	25

6.1	Agreement for Exchange of Information	25
6.2	Ownership of Information	26
6.3	Compensation for Providing Information	26
6.4	Record Retention	26
6.5	Limitation of Liability	26
6.6	Confidentiality	26
6.7	Protective Arrangements	27

ARTICLE VII.	NO REPRESENTATIONS OR WARRANTIES	27

7.1	No Representations or Warranties	27

ARTICLE VIII.	TERMINATION	28

8.1	Termination by Mutual Consent	28
8.2	Effect of Termination	28

ARTICLE IX.	MISCELLANEOUS	28

9.1	Complete Agreement; Corporate Power	28
9.2	Expenses	29
9.3	Governing Law	29
9.4	Notices	29
9.5	Amendment and Modification	30
9.6	Successors and Assigns; No Third-Party Beneficiaries	30
9.7	Counterparts	30
9.8	Interpretation	30
9.9	Severability	30
9.10	References; Construction	30
9.11	Specific Performance	31
9.12	Conflict with Ancillary Agreements	31
9.13	Joint Defense Cost Sharing Agreement	31
9.14	Insurance Sharing	32

ARTICLE X.	DISPUTE RESOLUTION	33

10.1	Dispute Resolution	33

Schedules to Separation and Distribution Agreement

Schedule 1.1(a)	Equity Interests
Schedule 1.1(b)	Other Assets
Schedule 1.1(c)	Excluded Assets
Schedule 1.1(d)-(2)	Discontinued and Closed Businesses
Schedule 1.1(d)-(3)	Environmental Liabilities

ii

Schedule 1.1(d)-(6)	Claims
Schedule 2.1(b)	Intellectual Property Rights
Schedule 9.2	Allocation of Expenses

Exhibits to Separation and Distribution Agreement

Exhibit A	Form of Tax Sharing Agreement
Exhibit B	Form of Transition Services Agreement
Exhibit C	Amended and Restated Certificate of Incorporation
Exhibit D	Amended and Restated Bylaws
Exhibit E	Form of Preferred Share Purchase Rights Agreement
Exhibit F	Form of Trademark License Agreement
Exhibit G	Form of Trademark Assignment and Coexistence Agreement
Exhibit H	Forms of Subleases
Exhibit I	Forms of Distributor Agreements
Exhibit J	After Tax Operating Cash Flow Methodology and Dividend Amount Methodology

iii

SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT (this “Agreement”), dated as of July 31, 2008, is by and between FMC TECHNOLOGIES, INC., a Delaware corporation (“Parent”), and JOHN BEAN TECHNOLOGIES CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent (“Spinco”) (each of Parent and Spinco, a “Party” and together, the “Parties”).

RECITALS

WHEREAS, the Board of Directors of Parent has determined that it is in the best interests of Parent and its stockholders to separate Parent’s existing businesses into two independent companies (the “Separation”), pursuant to the terms and subject to the conditions set forth in this Agreement;

WHEREAS, to effect the Separation, Parent intends to cause the transfer to Spinco of certain assets of Parent and its subsidiaries, and the assumption by Spinco of certain liabilities of Parent and its subsidiaries associated with the assets being transferred, all of which are primarily related to the Spinco Business (the “Contribution”) as contemplated by this Agreement and the Ancillary Agreements;

WHEREAS, in connection with the Separation, the Board of Directors of Parent has determined that it would be advisable and in the best interests of Parent and its stockholders for Parent to distribute to the holders of the issued and outstanding shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) as of the Record Date 100% of the issued and outstanding shares of common stock, par value $0.01 per share, of Spinco (the “Spinco Common Stock”), together with the associated preferred stock purchase rights (each share of such stock, together with the associated preferred stock purchase right, a “Spinco Share”), on the basis of 0.216 Spinco Shares for every share of Parent Common Stock (the “Distribution”);

WHEREAS, it is the intention of the parties to this Agreement that, for United States federal income tax purposes, the Distribution shall qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended;

WHEREAS, the Boards of Directors of Parent and Spinco have each determined that the Separation, the Contribution, the Distribution and the other transactions contemplated by this Agreement and the Ancillary Agreements are in furtherance of and consistent with their respective business strategies and are in the best interests of their respective companies and stockholders and have approved this Agreement and the Ancillary Agreements; and

WHEREAS, it is appropriate and desirable to set forth the principal corporate transactions required to effect the Separation and certain other agreements that will govern certain matters relating to the Separation, the Contribution, the Distribution and the relationship of Parent and Spinco and their respective subsidiaries following the Separation and the Distribution.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 General. As used in this Agreement, the following terms shall have the following meanings:

Action: any claim, demand, action, lawsuit, countersuit, arbitration, inquiry, proceeding or investigation by or before any governmental or regulatory authority or any arbitration or mediation tribunal.

After Tax Operating Cash Flow: the sum of, based on Parent’s financial reporting system for the period from and including January 1, 2008 to and including the close of business on the Distribution Date, with all business transactions accounted for according Parent’s established cut-off, accounting and reporting procedures and protocols, the Net Operating Income of the Spinco Business’s continuing operations, plus or minus each of the following (as specified below):

(1) plus, Net Operating Income of Spinco’s discontinued businesses,

(2) plus, Spinco’s incremental corporate staff expense, after tax,

(3) plus the decrease or minus the increase in Spinco’s capital employed for its continuing operations, excluding cash and cash equivalents,

(4) plus the decrease or minus the increase in Spinco’s capital employed for its discontinued operations, excluding cash and cash equivalents,

(5) plus or minus, as applicable, the correcting adjustment for foreign exchange translation related to Spinco’s capital employed for both its continuing and discontinued operations,

(6) plus the increase or minus the decrease in Spinco’s liability for current and deferred income taxes and deferred tax assets,

(7) plus or minus, as applicable, the correcting adjustment for the foreign exchange translation adjustment related to Spinco’s liability for current and deferred income taxes and deferred tax assets,

(8) plus restatement gains or minus restatement losses, net of tax,

(9) plus impact of OCI, deferred derivative gains (losses) and other,

(10) plus, provisions for defined benefit retirement plans, pre-tax,

(11) less, amortization expense in 2008 related to the 2006 restricted stock equity award, pre-tax,

(12) plus the increase or minus the decrease in Spinco’s health care reserves, and

(13) plus the increase or minus the decrease in Spinco’s insurance reserves.

Parent and Spinco agree to make such other adjustments as the parties determine necessary to fairly state the After Tax Operating Cash Flow and the Dividend Amount. Examples may include adjustments required for the impact on tax reserves of intercompany interest income or expense and prior year(s) taxes paid in 2008. Exhibit J includes an example of the calculation methodology for After Tax Operating Cash Flow.

Ancillary Agreements: the Tax Sharing Agreement, the agreements relating to the transfers and assumptions contemplated by Section 2.3, the Transition Services Agreement substantially in the form of Exhibit B, the Trademark License Agreement substantially in the form of Exhibit F, the Trademark Assignment and Coexistence Agreement substantially in the form of Exhibit G, the Distributor Agreements substantially in the forms attached as Exhibit I, the Sublease Agreements substantially in the forms attached as Exhibit H and the other agreements entered into or to be entered into in connection with the Separation as contemplated by Article II of this Agreement.

Assets: any and all assets, properties and rights (including goodwill), whether accrued, contingent or otherwise, whether now existing or hereafter acquired, wheresoever situated, and in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person, including the following:

(1) all cash, cash equivalents, notes, accounts receivable, notes receivable and mortgages receivable (whether current or non-current);

(2) all interests in any capital stock or other equity interests, all rights as a partner or joint venturer or participant, certificates of deposit, banker’s acceptances, bonds, notes, debentures, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, all puts, calls and options and all other securities of any kind;

(3) all Intellectual Property Rights;

(4) all rights, title and interests in, to and under leases, subleases, contracts, licenses, permits, registrations, certifications, distribution arrangements, open purchase orders for raw materials, supplies, parts or services, unfilled orders for the manufacture and sale of products, other sales and purchase agreements, confidentiality agreements, and other agreements and business arrangements;

(5) all rights, title and interests in, to and under real property of whatever nature, including all easements and rights of way, servitudes, leases, subleases, permits, licenses, options and other real property rights and interests, as an owner, mortgagee or holder of a security interest in real property, lessor, sublessor, lessee, sublessee or otherwise, and all rights, title and interests in and to all buildings, fixtures and improvements thereon;

(6) all leasehold improvements, fixtures, trade fixtures, machinery, equipment (including transportation and office equipment), tools, dies, furniture and furnishings;

(7) all fixtures, machinery, equipment, tools, other inventories of supplies and spare parts, vehicles and transportation equipment, miscellaneous supplies, models, prototypes, test devices and other tangible assets or properties of any kind;

(8) all computers and other electronic data processing and computer equipment and all computer applications, programs and other software, including design tools, systems documentation and instructions;

(9) all written technical information, data, specifications, research and development information, engineering drawings, operating and maintenance manuals, and materials and analyses prepared by consultants and other third parties;

(10) all raw materials, parts, work-in-process, supplies, finished goods, consigned goods, products and other inventories;

(11) all deposits, letters of credit, performance and surety bonds, prepayments and prepaid or advanced payments and expenses, trade accounts and other accounts and notes receivable;

(12) all rights to causes of action, lawsuits, judgments, claims, causes in action, all rights under express or implied warranties, all claims or rights against any Person arising from the ownership of any Asset, all rights in connection with any bids or offers, all rights of recovery and all rights of setoff of any kind and demands of any nature, in each case whether mature, contingent or otherwise, whether in tort, contract or otherwise, whether arising by way of counterclaim or otherwise;

(13) all rights to receive mail, payments on accounts receivable and other communications;

(14) all rights under insurance policies and all rights in the nature of insurance, indemnification or contribution;

(15) all accounting and other files, records and data, including schematics, books, manuals, technical information and engineering data, programming information, computerized data, books of account, ledgers, employment records, lists and files relating to customers, vendors, suppliers and agents, quality records and reports, research records, cost information, pricing data, market surveys and marketing know-how, mailing lists, purchase and sale records and correspondence, advertising and marketing records, of every kind;

(16) all goodwill as a going concern and other intangible properties;

(17) all rights under employee contracts;

(18) all tax assets (including carryforwards) described in the Tax Sharing Agreement; and

(19) all permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of, or filings or registrations with or issued by, any governmental or regulatory authority in any jurisdiction, and all pending applications therefor.

Assumption Time: 12:01 a.m. on the Distribution Date.

Contribution: as defined in the Recitals hereto.

Distribution: as defined in the Recitals hereto.

Distribution Date: the date as of which the Distribution shall be effected, to be determined by, or under the authority of, the Board of Directors of Parent consistent with this Agreement.

Dividend Amount: an amount equal to:

(1) $200,000,000, plus

(2) the aggregate amount of cash and cash equivalents (as such term is defined in the footnotes to the financial statements included in Parent’s most recent Form 10-K filed with the U.S. Securities and Exchange Commission) of Spinco as of 11:59 p.m. on the Distribution Date, minus

(3) the amount of any Spinco indebtedness for borrowed money to the extent the creditor is not Parent, Spinco or any of their respective affiliates, minus

(4) the value of the After Tax Operating Cash Flow of the Spinco Business for the period from and including January 1, 2008 to and including 11:59 p.m. on the Distribution Date, if that amount is positive, plus

(5) the absolute value of the After Tax Operating Cash Flow of the Spinco Business for the period from and including January 1, 2008 to and including 11:59 p.m. on the Distribution Date, if such After Tax Operating Cash Flow amount is negative, minus

(6) the after-tax offset for excess assets left in Parent’s Brazilian pension plan, which is estimated at $463,737 (66% of $702,632).

Exhibit J includes an illustration of the calculation methodology for the Dividend Amount, including the identification of the accounts to be used to determine the After Tax Operating Cash Flow for the applicable period.

Group: the Parent Group or the Spinco Group.

Guarantees: as defined in Section 5.3 hereof.

Indemnifiable Losses: all Liabilities suffered (and not actually reimbursed by insurance proceeds, provided that it is understood that any amount paid by a third party administrator that is within a self-insured retention shall not be considered to have been reimbursed by insurance proceeds) by an Indemnitee, including any reasonable out-of-pocket fees, costs or expenses of enforcing any indemnity hereunder; provided that “Indemnifiable Losses” shall not include:

(1) any special, indirect, incidental, punitive or consequential damages whatsoever of any indemnitee, including damages for lost profits and lost business opportunities, arising in connection with any Action other than any Action by any Person (including any governmental or regulatory authority) who is not a party to this Agreement or an affiliate or subsidiary of such a party; or

(2) any such Liability caused by, resulting from or arising out of the gross negligence, willful misconduct or fraud of such indemnitee.

Information: all records, books, contracts, instruments, computer data and other data and information.

Information Statement: as defined in Section 3.4 hereof.

Intellectual Property Rights:

(1) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof;

(2) all Marks, whether registered or unregistered Marks, and all applications, registrations, and renewals in connection with the Marks;

(3) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, all computer software (including data and related documentation), all websites as well as supporting HTML coding and source code, all mask works and all applications, registrations, and renewals in connection therewith;

(4) all trade secrets and confidential information, including ideas, research and development, know-how, proprietary processes and formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals;

(5) any income, royalties and payments which accrue as of the Distribution Date or thereafter with respect to any of the foregoing items, including payments for past, present or future infringements or misappropriation thereof, the right to sue and recover for past infringements or misappropriation thereof;

(6) any goodwill associated with any of the foregoing;

(7) all other proprietary rights; and

(8) all copies and tangible embodiments thereof (in whatever form or medium).

Liabilities: losses, damages, Actions, judgments, payments, debts, commissions, duties, costs, fees, expenses, settlements, salaries, performance or delivery penalties, liabilities, warranty liabilities (whether implicit or explicit or whether granted orally or in writing) and obligations (whether pecuniary or not, including obligations to perform or forebear from performing acts or services), fines or penalties, of any kind or nature (including all reasonable out-of-pocket costs, fees and expenses, whether legal, accounting or otherwise), whether accrued or fixed, absolute or contingent, matured or un-matured, determined or determinable, known or unknown.

Marks: all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivation, and combinations thereof and including all goodwill associated therewith.

Parent: as defined in the Recitals hereto.

Parent Assets: all of the Assets owned by Parent or its subsidiaries, other than the Spinco Assets.

Parent Business: all businesses and operations (including related joint ventures and alliances) of Parent, other than the Spinco Business.

Parent Common Stock: as defined in the Recitals hereto.

Parent Group: Parent and its subsidiaries other than members of the Spinco Group.

Parent Indemnitees: Parent, each affiliate of Parent and each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

Parent Liabilities: all of the Liabilities of Parent and its subsidiaries, other than the Spinco Liabilities.

Person: an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or any department or agency thereof.

Record Date: the close of business on the date to be determined by the Board of Directors of Parent as the record date for determining shareholders of Parent entitled to receive shares of Spinco Common Stock in the Distribution.

Registration Statement: Spinco’s final registration statement on Form 10 filed with the U.S. Securities and Exchange Commission in connection with the Distribution.

Representative: with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys and representatives.

Separation: as defined in the Recitals to this Agreement.

Spinco: as defined in the Recitals hereto.

Spinco Assets: except as expressly provided in this Agreement or in the Ancillary Agreements,

(1) all Assets reflected on the Spinco Balance Sheet as set forth in the Registration Statement or the accounting records supporting the Spinco Balance Sheet and all Assets of either the Parent Group or the Spinco Group acquired between December 31, 2007 and the Assumption Time that would have been included on the Spinco Balance Sheet had they been owned on December 31, 2007, excluding any Assets sold or otherwise disposed of on or prior to the Assumption Time;

(2) all Assets primarily related to or used by the Spinco Business that are owned, leased, licensed or held by any member of either Group at the Assumption Time;

(3) all equity interests in any of Spinco’s subsidiaries and other equity interests and similar arrangements primarily related to the Spinco Business, including those shares of capital stock and other interests listed on Schedule 1.1(a);

(4) all hedge and option arrangements entered into by Parent in respect of the Spinco Business;

(5) all rights held of Spinco set forth in Section 9.14; and

(6) all of the Assets listed on Schedule 1.1(b); provided that:

(a) Intellectual Property Rights shall be Spinco Assets only in the form and to the extent provided in Section 2.1(b);

(b) cash shall be a Spinco Asset only to the extent set forth in Section 2.6 hereof;

(c) the leased real property at 200 E. Randolph Drive, Suite 6600, Chicago, Illinois shall not be a Spinco Asset or a Spinco Liability, but the Parties shall enter into a sublease agreement substantially in the form of Exhibit H with respect to such leased property;

(d) pension assets shall be transferred to Spinco only in the amounts, to the extent and in the manner set forth in Section 2.7; and

(e) Spinco Assets shall not include the Assets set forth on Schedule 1.1(c).

Spinco Balance Sheet: the audited combined balance sheet of Spinco as of December 31, 2007, and the notes thereto, as set forth in the Registration Statement.

Spinco Business: all businesses, operations or products (including related joint ventures and alliances) of the FoodTech and Airport Systems businesses of Parent and its subsidiaries and affiliates (whether or not currently owned, used or occupied by the Parent and its subsidiaries or affiliates).

Spinco Common Stock: as defined in the Recitals to this Agreement.

Spinco Group: Spinco and its subsidiaries.

Spinco Indemnitees: Spinco, each affiliate of Spinco and each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

Spinco Liabilities: all Liabilities related to or arising out of the Spinco Assets or the Spinco Business or otherwise specified as Spinco Liabilities in this Agreement or any Ancillary Agreement, including:

(1) except as expressly provided in the Ancillary Agreements, all Liabilities reflected on the Spinco Balance Sheet as set forth in the Registration Statement or the accounting records supporting such Spinco Balance Sheet and all Liabilities of either Group incurred or arising between December 31, 2007 and the Assumption Time which would have been included on the Spinco Balance Sheet had they been incurred or arisen on or prior to December 31, 2007, excluding those Liabilities (or portions thereof) that have been satisfied, paid or discharged prior to the Assumption Time;

(2) all Liabilities of any discontinued or closed business, operation or product that would have been part of the Spinco Business as of December 31, 2007 if such business, operation or product had not been discontinued or closed prior to such time; provided that, notwithstanding such general rule, any discontinued or closed business, operation or product listed on Schedule 1.1(d)-(2) shall be the obligation and liability of Spinco and/or Parent as specified on such Schedule 1.1(d)-(2);

(3) all environmental Liabilities primarily related to the Spinco Business or any environmental Liability to the extent arising out of or resulting from the use by Spinco Business of any property owned, operated, used or leased in the course of operating any Spinco Business at any time or any other property where the Spinco Business contracted or arranged for disposal at any time; provided that, notwithstanding such general rule, environmental Liabilities for the facilities set forth on Schedule 1.1(d)-(3) shall be the obligation and liability of Spinco and/or Parent as specified on such Schedule 1.1(d)-(3). With respect to environmental Liabilities arising from any facility that was jointly used by Spinco and Parent, except as otherwise specified on Schedule 1.1(d)-(3), if one party was the primary or predominant user of the property, that party shall be responsible to administer any Action related thereto, including providing any required defense, and the other party shall cooperate in the administration and defense. Liabilities associated with any such Action shall be shared equally by Parent and Spinco unless there is another allocation methodology that more accurately and reasonably reflects the appropriate allocation of responsibility as between Parent and Spinco (including, for the avoidance of doubt, a reasonable estimation of relative fault or cause of the Liabilities);

(4) all Liabilities related to or incurred in the manufacture of products of the Spinco Business sold to third parties by any member of either the Parent Group or the Spinco Group;

(5) Liabilities for Taxes specifically allocated to Spinco under the Tax Sharing Agreement; and

(6) all Liabilities with respect to the various claims and potential claims set forth on Schedule 1.1(d)-(6).

To the extent any third party has purchased products or services from business units of the Energy Processing or Energy Production divisions of Parent prior to the Distribution Date through (i) formal or informal distribution arrangements between the FoodTech or Airport Systems businesses, on the hand, and any such Energy Processing or Energy Production business units, on the other hand, or (ii) contracts executed by legal entities operating as FoodTech or Airport Systems businesses whose ownership is transferred to Spinco in the Contribution, any Liabilities resulting from such arrangements are Parent Liabilities and will not be considered to be Spinco Liabilities; provided that, to the extent that any such Liability arises out of or relates to the actions or inactions of Spinco or any person acting on behalf of Spinco or the FoodTech or Airport Businesses in a manner inconsistent with the applicable arrangement with the Energy Processing or Energy Production divisions of Parent, such Liabilities shall be Spinco Liabilities.

Tax: as defined in the Tax Sharing Agreement.

Tax Sharing Agreement: the Tax Sharing Agreement between Parent and Spinco, substantially in the form of Exhibit A hereto.

Trademark License Agreement: the Trademark License Agreement between Parent and Spinco, substantially in the form of Exhibit F.

ARTICLE II

THE CONTRIBUTION

SECTION 2.1 Contribution.

(a) On or prior to the Assumption Time, Parent shall assign and transfer to a member of the Spinco Group to be selected by Spinco, all of Parent’s and its subsidiaries’ respective rights, title and interests in all Spinco Assets except as otherwise specified in this Agreement. Except to the extent of any later transfers described in Section 2.3, the transfers described in this Section will become effective at the Assumption Time. In partial consideration for the transfers described above, Spinco shall deliver to Parent all of the shares of Spinco Common Stock.

(b) Effective as of the Assumption Time, Spinco shall assume and discharge in due course all of the Spinco Liabilities in accordance with their respective terms.

(i) Separation of Assets. The Spinco Assets (other than Intellectual Property Rights, which will be licensed or assigned only as set forth in Section 2.1(b)(ii)) shall, to the extent reasonably practicable (including taking into account the costs of any actions taken), be separated from the Parent Assets so that members of the Spinco Group will own and control the Spinco Assets at the Assumption Time and members of the Parent Group will own and control the Parent Assets at the Assumption Time. Such separation shall be effected in a manner that does not unreasonably disrupt either the Spinco Business or the Parent Business and minimizes, to the extent practicable, current and future costs (and losses of Tax or other economic benefits) of the respective businesses. With respect to any Asset that cannot reasonably be separated or otherwise allocated as provided above (A) all right, title and interest of the Parent Group shall be allocated to the party as to which such Asset is primarily used or held for use or primarily relates and (B) the other party shall have a right to use such Asset in its business in a manner consistent with past practice for a period which is coterminous with the life of the Asset described in (A) (and the obligation to pay its allocable share of any costs or expenses related to such Asset based on the methodology historically used by Parent); provided that if any Ancillary Agreement provides a more specific allocation or methodology with respect to any such Asset, the more specific treatment provided in the Ancillary Agreement shall prevail. To the extent the separation of Assets cannot be achieved in a reasonably practicable manner, the parties will enter into appropriate arrangements regarding such shared Asset.

(ii) Intellectual Property. In connection with the Contribution, any Intellectual Property Rights of Parent or any of its subsidiaries shall be licensed or assigned to Spinco, as the case may be, as follows:

(1)	With respect to Intellectual Property Rights (other than any Intellectual Property Rights described in the Trademark License Agreement, which shall remain assets of Parent other than as set forth in the Trademark License Agreement) used or held for use primarily in connection with the Spinco Business (“Spinco Group IP”), including the Intellectual Property Rights listed in Schedule 2.1(b), Spinco shall have full ownership (to the extent of Parent’s rights therein) of such rights.

(2)	Except as otherwise provided in Schedule 2.1(b), with respect to Spinco Group IP used or held for use in both the Spinco Business and the Parent Business on or before the Assumption Time, the Parent

Group shall have a non-exclusive, worldwide, fully-paid, perpetual, royalty-free license, with the right to grant sublicenses in the ordinary course of an on-going business, to all rights therein only to the extent it was used or held for use by the Parent Business at or before the Assumption Time. Parent and Spinco shall jointly determine the most cost-efficient means of obtaining and using software that is used by the Parent corporate staff prior to the Assumption Time and shall evenly divide the cost of obtaining new licenses for or copies of existing software that both Groups will require to operate their respective corporate staffs.

(3)	Except as otherwise provided in Schedule 2.1(b), with respect to Intellectual Property Rights other than Spinco Group IP that are used or held for use in both the Spinco Business and the Parent Business on or before the Assumption Time, title to such rights shall be owned by the Parent Group, and the Spinco Group shall have a non-exclusive, worldwide, fully-paid, perpetual, royalty-free license, with the right to grant sublicenses in the ordinary course of an ongoing business, to all rights in the Intellectual Property Rights only to the extent it was used or held for use by the Spinco Business on or before the Assumption Time; provided that to the extent any such Intellectual Property Rights are of the kind covered by the Trademark License Agreement or the Trademark Assignment and Coexistence Agreement in substantially the form set forth on Exhibit G, the terms of the Trademark License Agreement or Trademark Assignment and Coexistence Agreement, as applicable, shall prevail and the license rights described in this paragraph shall not apply.

(4)	The licenses specified in this Section shall not restrict the subsequent transfer or license by the licensee (within the applicable field of use) of the Intellectual Property Rights, other than as specified in the Trademark License Agreement.

(5)	Notwithstanding anything to the contrary in this Agreement, the Intellectual Property Rights described in the Trademark Assignment and Coexistence Agreement in substantially the form set forth on Exhibit G shall be transferred to Spinco only to the extent set forth in such agreement, and the terms of such agreement shall prevail with respect to any Intellectual Property Rights described in such agreement.

SECTION 2.2 Conditions Precedent to Completion of the Contribution.

The obligations of the parties to complete the Contribution shall be conditioned on the satisfaction, or waiver by Parent, of the following conditions:

(a) Final approval of the Contribution shall have been given by the Board of Directors of Parent in its sole discretion; and

(b) The conditions to the completion of the Distribution set forth in Section 3.6 hereof shall have been satisfied or waived pursuant to such Section 3.6.

SECTION 2.3 Transfers Not Effected Prior to the Separation; Transfers Deemed Effective at the Assumption Time.

To the extent that any transfers contemplated by this Article II shall not have been completed at the Assumption Time, the parties shall cooperate and use reasonable efforts to effect such transfers as promptly following the Assumption Time as shall be practicable. Nothing in this Agreement shall be deemed to require the transfer of any Assets or the assumption of any Liabilities which by their terms or operation of law cannot be transferred or assumed; provided, however, that Parent and Spinco shall cooperate and use reasonable efforts to obtain any necessary consents or approvals for the transfer of all Assets and Liabilities contemplated to be transferred pursuant to this Article II. In the event that any such transfer of Assets or Liabilities has not been completed effective as of and after the Assumption Time, the party retaining such Asset or Liability shall thereafter hold such Asset for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto) and retain such Liability for the account of the party by whom such Liability is to be assumed pursuant hereto, and take such other action as may be reasonably requested by the party to which such Asset is to be transferred, or by whom such Liability is to be assumed, as the case may be, in order to place such party, insofar as reasonably possible, in the same position as would have existed had such Asset or Liability been transferred as contemplated by this Agreement. As and when any such Asset or Liability becomes transferable, such transfer shall be effected promptly. The parties agree that, at the Assumption Time, each Party shall be deemed to have acquired complete and sole beneficial ownership over all of the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, which such party is entitled to acquire or required to assume pursuant to the terms of this Agreement.

SECTION 2.4 Ancillary Agreements.

Parent and Spinco shall, on or prior to the Assumption Time, enter into the Ancillary Agreements in connection with the Separation, including (i)(A) such bills of sale, stock powers, capital contribution agreements, certificates of title, assignments of contracts and other instruments of transfer and assignment as and to the extent necessary to evidence the transfer and assignment of all of Parent’s and its respective subsidiaries’ right, title and interest in and to the Spinco Assets to Spinco or any subsidiary thereof and (B) such bills of sale, stock powers, capital contribution agreements, certificates of title, assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the Spinco Liabilities by Spinco or any subsidiary thereof, and (ii) agreements with respect to (A) transition services (including shared facilities) pursuant to the Transition Services Agreement between Parent and Spinco, substantially in the form of Exhibit B, (B) intellectual property licenses as contemplated by Section 2.1(b), (C) each other Ancillary

Agreement and (D) other matters as may be advisable. The Ancillary Agreements (or, in the case of the forms of agreement attached hereto, any amendments thereto) shall be on terms reasonably acceptable to Parent and Spinco.

SECTION 2.5 Certificate of Incorporation; By-laws; Rights Plan.

Prior to the completion of the Distribution, Parent and Spinco shall take all action necessary so that (i) the Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws, each as previously finalized as set forth on Exhibits C and D, respectively, shall remain in full force and effect on the Distribution Date, and (ii) the Preferred Share Purchase Rights Agreement of Spinco, in substantially the form of Exhibit E hereto, shall become effective upon the Distribution.

SECTION 2.6 Dividend and Cash.

(a) On or before the Distribution Date,

(i) Spinco shall cause to be received from the Credit Agreement and the Note Purchase Agreement, each dated on or before the Distribution Date, in substantially the forms reviewed by Parent prior to the Distribution Date, an amount not less than that necessary to enable Spinco to pay the Initial Dividend Amount to Parent on or before the Distribution Date

(ii) Spinco and Parent shall jointly determine the Initial Dividend Amount, which amount shall be based on the parties’ best estimate of the expected pro forma accounts of the Spinco Business as of the Distribution Date; and

(iii) Spinco shall cause to be paid to Parent an amount equal to the estimate of the Dividend Amount (such amount actually paid to Parent on or before the Distribution Date, the “Initial Dividend Amount”).

(b) Unless otherwise specified in this Agreement or any exhibit or schedule hereto, for purposes of calculating the Initial Dividend Amount, the Final Dividend Amount and the After Tax Operating Cash Flow of the Spinco Business, those certain one time expenses, restructuring expenses (including tax costs associated with foreign transfers) and deal related costs specified in Section 9.2 are to be paid by Parent, including reimbursement to Spinco for any such costs incurred.

(c) Settlement of inter-company loans will not create any third party indebtedness for borrowed money.

(d) Within 60 days after the Distribution Date, Spinco shall determine the final Dividend Amount (such amount, subject to adjustment for any dispute settled as set forth in this Section 2.6(d), the “Final Dividend Amount”) and shall deliver to Parent the calculation of the Final Dividend Amount, along with all relevant documents used to determine the Final Dividend Amount. At Parent’s reasonable request, Spinco shall promptly deliver or make available to Parent all books and records used or useful in Parent’s review of the Final Dividend Amount. Parent shall have 30 days to review the Final Dividend Amount delivered by Spinco, and shall bring any dispute to Spinco’s attention by written notice within such 30 day review period. If

Parent agrees to the Final Dividend Amount and such amount is less than the Initial Dividend Amount, Parent shall pay the difference to Spinco not later than 10 business days after Parent’s written agreement to such amount (or 10 business days after the expiration of the 30-day review period, if earlier). If the Final Dividend Amount is greater than the Initial Dividend Amount, Spinco shall pay the excess to Parent not later than 10 business days after Spinco’s delivery of the Final Dividend Amount (provided that Parent shall still have 30 days from the date of its receipt of such books and records to dispute that the Final Dividend Amount should have been greater). In the event of a dispute of the Final Dividend Amount by Parent, Parent shall give notice thereof no later than 30 days after delivery of the certificate of the Final Dividend Amount from Spinco; provided that, if the Final Dividend Amount is less than the Initial Dividend Amount and the Parent agrees with the calculation of that shortfall, then Parent shall pay such undisputed amount to Spinco not later than 10 business days after Parent’s written agreement to such amount (or 10 business days after the expiration of the 30-day review period, if earlier). The parties shall cooperate in an effort to resolve any such dispute. If they are unable to resolve any such dispute within 30 days after the expiration of Parent’s 30-day review period, either party may submit the matter for resolution to PricewaterhouseCoopers (or if PricewaterhouseCoopers is not willing or able to serve, to Ernst & Young, or if Ernst and Young is not willing or able to serve, to any other nationally recognized independent accounting firm). The decision of such firm shall be final and binding upon the parties and shall thereafter represent the Final Dividend Amount for purposes hereof. Within 5 business days after the earlier of Parent and Spinco mutually agreeing to the Final Dividend Amount or the final determination of the independent accountant, (i) Parent shall pay to Spinco any previously unpaid amount by which the Initial Dividend Amount exceeds the Final Dividend Amount or (ii) Spinco shall pay to Parent any previously unpaid amount by which the Final Dividend Amount exceeds the Initial Dividend Amount. The fees and expenses of the firm shall be borne equally by Parent and Spinco.

SECTION 2.7 Pension Asset Transfers.

(a) Prior to the date hereof, the FMC Technologies Employees’ Retirement Program was applicable to both employees who have become, or will become on the Distribution Date, employees of Spinco or its subsidiaries. Subsequent to June 30, 2008, the JBT Defined Benefit Retirement Trust will bear the allocated assets and liabilities of the employees of Spinco, retirees from Spinco businesses or locations and terminated vested employees from Spinco businesses or locations. The parties hereto agree that the total amount that Parent shall cause to be transferred from the trust funding the FMC Technologies Employees’ Retirement Program to the JBT Defined Benefit Retirement Trust will be an amount equal to the portion of the total assets of the FMC Technologies Employees’ Retirement Plan that Mercer (who shall be engaged by Parent to make such determination) shall determine is allocable to the JBT Defined Benefit Retirement Trust in accordance with a Section 4044 of ERISA asset allocation of the current FMC Technologies Employees’ Retirement Program as of June 30, 2008. This allocation will be completed prior to December, 31, 2008.

Prior to the date hereof, Parent has caused or will cause the FMC Technologies Employees’ Retirement Program to transfer to the trustee of the JBT Defined Benefit Retirement Trust an amount in cash equal to $10,000,000. Parent shall cause the trustee of the trust funding the FMC Technologies Employees’ Retirement Program to make a subsequent asset transfer to the trustee of the JBT Defined Benefit Retirement Trust prior to December 31, 2008 in an aggregate amount equal to the sum of (a) (i) the Section 4044 asset allocation at June 30, 2008 attributable to the JBT Defined Benefit Retirement Trust as determined by Mercer, minus (ii) $10,000,000, and (b) (i) the investment performance gain or loss percentage of the FMC Technologies Employees’ Retirement Program from June 30, 2008 to the funding date times (ii) the Section 4044 asset allocation at June 30, 2008 attributable to the JBT Defined Benefit Retirement Trust as determined by Mercer at June 30, 2008 minus $10,000,000. Investment performance will be calculated monthly and compounded, including all investment management fees and asset based trustee fees, excluding contributions and benefit payments. For administrative purposes, the investment performance will be estimated at the funding date and trued up to actual performance within 30 days, with the true –up payment bearing interest at one-month Treasury bill rates. Parent and Spinco shall cooperate with Mercer as is reasonably requested by it or the other party hereto in order to assist Mercer with its tasks hereunder. Additionally, Parent shall consult with Spinco for all major changes to the investments of the FMC Technologies Employees’ Retirement Program during the period from June 30, 2008 to the funding date.

(b) Prior to the Distribution Date, Parent will cause the transfer from the FMC Technologies Employees’ Savings and Investment Plan and FMC Technologies Employees’ Non-qualified Savings and Investment Plan the liabilities and assets associated with current Spinco employees, retirees from Spinco businesses or locations, and terminated vested former employees from Spinco businesses or locations to the John Bean Technologies Corporation Savings and Investment Plan and the John Bean Technologies Corporation Non-qualified Savings and Investment Plan.

(c) In Brazil, Parent’s subsidiary converted its defined benefit retirement plan to a defined contribution plan. All employees were converted to the defined contribution plan with the exception of approximately 22 current and term vested employees. The Brazilian retirement plan will be split between the Parent and Spinco as follows in (i)-(iii).

(i) The vested defined benefit retirement liabilities for all term vested employees will remain with the Parent along with the defined contribution liabilities for employees, terminated vested employees, and retirees associated with the Parent’s remaining business. Except for the vested defined benefit retirement plan liabilities retained by the Parent, Spinco will assume the liabilities of employees, terminated vested employees, and retirees associated with Spinco’s businesses. Towers Perrin, the plan actuary, will perform an actuarial valuation at June 30, 2008 of the defined benefit and the defined contribution plans. After that valuation, a sufficient amount of assets to provide for payment of the vested defined benefit retirement liability will be allocated to the Parent’s plan. These assets will be invested in a manner to match the benefit payments and defined benefit liability. Defined contribution assets associated with the defined contribution plans will be allocated to Parent or Spinco’s defined contribution plans based on whether the employee is or was at retirement a Parent or Spinco employee. After the allocation described above and other actuarial adjustments, the actuarial gain or loss from the valuation will be distributed to the Parent and Spinco plans in proportion to the defined contribution and defined benefit liabilities. For the avoidance of doubt, the actuarial valuation gain or loss referenced in this section comes from the calculation on page 18 in the Towers Perrin March 2008 presentation of the actuarial valuation as of June 2007.

(ii) Parent will compensate Spinco in the Initial Dividend Amount and Final Dividend Amount by an amount equal to the estimated difference between 50% of the total actuarial gain or loss of the combined plans and the amount of actuarial gain or loss estimated to remain in the Parent’s plan multiplied by 1 minus the applicable Brazilian tax rate. For purposes of the estimation, the difference between 50% of the total actuarial gain or loss and the amount of actuarial gain or loss estimated to remain in the Parent’s plan will be $702,632 ( Brazilian Reais 1,147,750@ 1.6335 Brazilian Reais/$). This portion of the Initial Dividend Amount and Final Dividend Amount will be adjusted to actual after the completion of the June 30, 2008 actuarial valuation but not later than December 30, 2008 based on the actual difference between 50% of the total actuarial gain or loss and the amount of actuarial gain or loss remaining in the Parent’s Plan times 1 minus the applicable Brazilian tax rate.

(iii) Spinco agrees to indemnify Parent for ten (10) years for 50% of any change in the difference between actuarial liability associated with the retained defined benefit retirement liability and the assets invested to match that liability. Every two years Parent’s actuary will furnish Spinco an annual report in reasonable detail showing both the components and change in the retained defined benefit retirement liabilities and invested matched assets. Within 30 days of the report, Spinco will make indemnifying payments to Parent such that the indemnifying amount will equal 50% of the shortfall in matched asset market values from the actuarial liability. Parent will cause Parent’s Brazilian subsidiary to contribute 100% of the identified shortfall to the Brazilian retirement plan within 30 days of the Spinco payment. No indemnification payment will be due if assets in the matched asset account are greater than the actuarial liability.

SECTION 2.8 Foreign Exchange Forward Instruments.

Parent and Spinco agree that certain foreign exchange forward instruments related to the Spinco Business may not be assigned to Spinco due to counterparty constraints. Within 60 days after the Distribution Date Parent shall terminate the instruments not assigned to Spinco in such a manner that Spinco may replace the instruments contemporaneously with their selected financial institutions. Parent shall transfer to Spinco all cash proceeds as a result of the termination of the instruments and pay to Spinco within 10 business days of cash receipt. If Parent is required to submit cash proceeds to the institutions those amounts will be communicated to Spinco and Spinco shall pay to Parent within 10 businesses days.

ARTICLE III

THE DISTRIBUTION

SECTION 3.1 Record Date and Distribution Date.

Subject to the satisfaction of the conditions set forth in Section 3.6, the Board of Directors of Parent shall establish the Record Date and the Distribution Date, as applicable, and any appropriate procedures to be followed in connection with a Distribution.

SECTION 3.2 The Agent.

Prior to the Distribution Date, Parent shall enter into an agreement with a distribution agent providing for, among other things, the completion of the Distribution in accordance with this Article III.

SECTION 3.3 Delivery of Shares to the Agent.

Prior to the Distribution Date, Parent shall deliver to the distribution agent a share certificate representing (or authorize the related book-entry transfer of) all of the outstanding shares of Spinco Common Stock to be distributed in connection with the completion of the Distribution. After the Distribution Date, upon the request of the distribution agent, Spinco shall provide all certificates for shares (or book-entry transfer authorizations) of Spinco Common Stock that the distribution agent shall require in order to effectuate the Distribution.

SECTION 3.4 Actions Prior to the Distribution.

(a) Parent and Spinco shall prepare and mail to holders of Parent Common Stock such information concerning Spinco and its business, operations and management, the Distribution and such other matters as Parent shall reasonably determine and as may be required by law, including the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, in each case together with the rules and regulations promulgated thereunder, if applicable (the “Information Statement”). Parent and Spinco will prepare, and, to the extent required under applicable law, file with the U.S. Securities and Exchange Commission such Information Statement and any requisite no-action request letters which Parent determines are necessary or desirable to effectuate the Distribution and Parent and Spinco shall use their reasonable best efforts to obtain any necessary approvals from the U.S. Securities and Exchange Commission with respect thereto as soon as practicable.

(b) Parent and Spinco shall take all such action as Parent may determine necessary or appropriate under state securities or blue sky laws of the United States (and any comparable laws under any foreign jurisdiction) in connection with the Distribution.

SECTION 3.5 The Distribution.

(a) Subject to the terms and conditions of this Agreement, each holder of Parent Common Stock on the Record Date (or such holder’s designated transferee or transferees) will be entitled to receive 0.216 Spinco Shares for every share of Parent Common Stock held by such holder on the Record Date.

(b) No fractional shares of Spinco Common Stock shall be distributed in the Distribution. Parent shall direct the distribution agent to determine, as soon as practicable, the sum of fractional shares of Spinco Common Stock that would have been issued in the Distribution and sell the nearest number of whole shares equal to such sum in open market transactions or otherwise, in each case at then prevailing trading prices. The distribution agent shall then cause to be distributed to the holders of Parent Common Stock entitled to receive such proceeds in lieu of fractional shares an amount in cash equal to such holder’s ratable share of the proceeds of such sale, without interest, after making appropriate deductions of the amount required to be withheld for federal income tax purposes and after deducting an amount equal to all brokerage charges, commissions and transfer taxes attributed to such sale.

SECTION 3.6 Conditions to Obligations.

The following conditions must be satisfied (or waived by Parent) prior to the Parties becoming obligated to complete the Distribution:

(a) Final approval of the Distribution shall have been given by the Board of Directors of Parent in its sole discretion.

(b) The actions and filings necessary or appropriate under federal and state securities laws and state blue sky laws of the United States (and any comparable laws under any foreign jurisdictions) in connection with the Distribution (including, if applicable, any actions and filings relating to the Information Statement) shall have been taken and, where applicable, have become effective or been accepted.

(c) The Spinco Common Stock to be issued in the Distribution shall have been accepted for listing on the New York Stock Exchange, Inc., subject to official notice of issuance.

(d) No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Separation, the Contribution or the Distribution or any of the other transactions contemplated by this Agreement or any Ancillary Agreement shall be in effect.

(e) A private letter ruling from the Internal Revenue Service, in form and substance satisfactory to Parent, shall have been obtained, and shall continue in effect, to the effect that no gain or loss will be recognized by Parent, Spinco, or Parent’s or Spinco’s shareholders for federal income tax purposes as a result of the Distribution or the Contribution.

(f) All required consents and approvals in connection with the transactions contemplated hereby shall have been received or provided, except where the failure to obtain such consents or approvals would not have a material adverse effect on either (A) the ability of the parties to complete the transactions contemplated by this Agreement and the Ancillary Agreements or (B) the business, assets, liabilities, financial condition or results of operations of Spinco and its subsidiaries, taken as a whole.

(g) This Agreement shall not have been terminated.

ARTICLE IV

SURVIVAL AND INDEMNIFICATION

SECTION 4.1 Survival of Agreements.

All covenants and agreements of the parties contained in this Agreement shall survive each of the Contribution, the Separation and the Distribution.

SECTION 4.2 Indemnification.

(a) Except as specifically otherwise provided in the Ancillary Agreements and without regard as to when any transfer is completed, from and after the Assumption Time the Parent Group shall indemnify, defend and hold harmless the Spinco Indemnitees from and against all Indemnifiable Losses relating to, arising out of or resulting from (i) the failure of any member of the Parent Group to pay or otherwise promptly discharge any Parent Liabilities, whether such Indemnifiable Losses relate to events, occurrences or circumstances occurring or existing, or whether such Indemnifiable Losses are asserted, before or after the Distribution Date, (ii) the failure of any member of the Parent Group to perform any of its obligations under this Agreement and (iii) the Parent Business or any Parent Liability (unless this Agreement specifically allocates such liability to Spinco).

(b) Except as specifically otherwise provided in the Ancillary Agreements and without regard as to when any transfer is completed, from and after the Assumption Time, the Spinco Group shall indemnify, defend and hold harmless the Parent Indemnitees from and against (i) all Indemnifiable Losses relating to, arising out of or resulting from the failure of any member of the Spinco Group (A) to pay or otherwise promptly discharge any Spinco Liabilities, whether such Indemnifiable Losses relate to events, occurrences or circumstances occurring or existing, or whether such Indemnifiable Losses are asserted, before or after the Distribution Date or (B) to perform any of its obligations under this Agreement; and (ii) all Indemnifiable Losses arising out of or based upon any untrue statement or alleged untrue statement of a material fact, or omission or alleged omission to state a material fact required to be stated, in any portion of the Registration Statement or the Information Statement (or any preliminary or final form thereof or any amendment thereto), or necessary to make the statements in the Registration Statement or the Information Statement not misleading.

(c) If any indemnity payment required to be made hereunder or under any Ancillary Agreement is denominated in a currency other than United States dollars, such payment shall be made in United States dollars and the amount thereof shall be computed using the closing exchange rate at which United States dollars may be exchanged for such currency (as quoted in the Wall Street Journal) on the payment date for such currency.

SECTION 4.3 Procedures for Indemnification for Third-Party Actions.

(a) Parent or Spinco, as applicable, shall notify the other in writing promptly after learning of any third-party Action for which any indemnitee intends to seek indemnification from the other under this Agreement. The failure of any indemnitee to give such notice shall not relieve any indemnifying party of its obligations under this Article IV except to the extent that such indemnifying party or its affiliate is actually prejudiced by such failure to give notice. Such notice shall describe such third-party Action in reasonable detail considering the information provided to the indemnitee.

(b) An indemnifying party may, by notice to the indemnitee and to Parent, if Spinco is the indemnifying party, or to the indemnitee and Spinco, if Parent is the indemnifying party, within 30 days after receipt by such indemnifying party of such indemnitee’s notice of a third-party Action (or sooner, if the nature of such third-party Action so requires), undertake the defense or settlement of such third-party Action. The indemnifying party shall not have the right to assume the defense of a third-party Action (i) seeking material non-monetary remedies (such as criminal or material injunctive relief) or (ii) for which the indemnitee reasonably determines that the indemnifying party and the indemnitee have different legal defenses available which make it inappropriate for the indemnifying party to assume such defense, and in each case such third-party Actions may be defended by the indemnitee at the indemnifying party’s expense; provided that the indemnitee shall use reasonable efforts to keep the indemnifying party apprised of the status of such matter(s) (provided that the failure to do so shall not affect the amount owed by the indemnifying party with respect to such third-party Action). If an indemnifying party undertakes the defense of any third-party Action, such indemnifying party shall thereby admit its obligation to indemnify the indemnitee against such third-party Action, and such indemnifying party shall control the investigation and defense or settlement thereof, and the indemnitee may not settle or compromise such third-party Action, except that such indemnifying party shall not (x) require any indemnitee, without its prior written consent, to take or refrain from taking any action in connection with such third-party Action, or make any public statement, which such indemnitee reasonably considers to be against its interests, or (y) without the prior written consent of the indemnitee and of Parent, if the indemnitee is a Parent Indemnitee, or the indemnitee and of Spinco, if the Indemnitee is a Spinco Indemnitee, consent to any settlement that does not include as a part thereof an unconditional release of the indemnitees from liability with respect to such third-party Action or that requires the indemnitee or any of its Representatives or affiliates to make any payment that is not fully indemnified under this Agreement or to be subject to any non-monetary remedy. Subject to the indemnifying party’s control rights, the indemnitees may, at its expense, participate in the investigation and defense of any third-party Action assumed by the indemnifying party. Following the provision of notices to the indemnifying party, until such time as an indemnifying party has undertaken the defense of any third-party Action as provided in this Agreement, such indemnitee shall control the investigation and defense or settlement thereof at the cost and expense of the indemnifying party, without prejudice to its right to seek indemnification hereunder.

(c) In no event shall an indemnifying party be liable for the costs, fees and expenses of more than one law firm for all indemnitees (in addition to its own counsel, if any) in connection with any one action, or separate but similar or related actions, in the same jurisdiction arising out of the same general allegations or circumstances.

(d) Spinco and Parent shall make available to each other, their counsel and other Representatives, all information and documents reasonably available to them which relate to any third-party Action, and otherwise cooperate as may reasonably be required in connection with the investigation, defense and settlement thereof, subject to the terms and conditions of a mutually acceptable joint defense agreement. Any joint defense agreement entered into by Spinco or Parent with any third party relating to any third-party Action shall provide that Spinco or Parent may, if requested, provide information obtained through any such agreement to the Spinco Indemnitees and/or the Parent Indemnitees.

(e) The provisions of Section 4.3 (other than this Section 4.3(e)) and Section 4.4 shall not apply to Taxes (which are covered by the Tax Sharing Agreement).

SECTION 4.4 Additional Matters.

(a) Any claim on account of a Liability which does not result from a third-party Action shall be asserted by written notice given by the indemnitee to the indemnifying party. Such indemnifying party may, within 30 days after receipt by such indemnifying party of such indemnitee’s notice of such claim (or sooner, if the nature of such claim so requires), undertake the defense or settlement of such claim. If such indemnifying party does not respond within such 30-day period or rejects such claim in whole or in part, such indemnitee shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the Ancillary Agreements.

(b) In the event of payment by or on behalf of any indemnifying party to or on behalf of any indemnitee in connection with any third-party Action, such indemnifying party shall be subrogated to and shall stand in the place of such indemnitee as to any events or circumstances in respect of which such indemnitee may have any right, defense or claim relating to such third-party Action against any claimant or plaintiff asserting such third-party Action or against any other person. Such indemnitee shall cooperate with such indemnifying party in a reasonable manner, and at the cost and expense (including allocated costs of in-house counsel and other personnel) of such indemnifying party, in prosecuting any subrogated right, defense or claim.

SECTION 4.5 Survival of Indemnities.

(a) The indemnity and contribution agreements contained in this Article IV shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee; (ii) the knowledge by the indemnitee of Indemnifiable Losses for which it might be entitled to indemnification or contribution hereunder; or (iii) any termination of this Agreement.

(b) The rights and obligations of each Party and their respective indemnitees under this Article IV shall survive the sale or other transfer by any Party or its respective subsidiaries of any Assets or businesses or the assignment by it of any Liabilities.

SECTION 4.6 Remedies Cumulative.

The remedies provided in this Article IV shall be cumulative and shall not preclude assertion by any indemnitee of any other rights or the seeking of any other remedies against any indemnifying party. However, the procedures set forth in Section 4.3 and Section 4.4 shall be the exclusive procedures governing any indemnity action brought under this Agreement, except as otherwise specifically provided in any of the Ancillary Agreements.

ARTICLE V

CERTAIN ADDITIONAL COVENANTS

SECTION 5.1 Cooperation; Notices to Third Parties.

(a) In addition to the actions described in Section 5.2, the members of the Parent Group and the Spinco Group shall cooperate and use reasonable best efforts to make all other filings and give notice to and obtain any consents and waivers (including those from or to any governmental or regulatory authority) that may reasonably be required (both before and after the Assumption Time), and to take any other actions that may be required, to (i) complete and effectuate the transactions, provisions and purposes contemplated by this Agreement and the Ancillary Agreements (including completing any required employee or employee-related communications required by law or contract) and (ii) operate its business after the Assumption Time. On or prior to the Assumption Time, Parent and Spinco shall take all actions as may be necessary to approve the stock-based employee benefit plans of Spinco in order to satisfy any applicable requirement, including Rule 16b-3 under the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder, Section 162(m) of the Internal Revenue Code of 1986, as amended and the rules and regulations of the New York Stock Exchange, Inc. If either party identifies any commercial or other service that is needed to assure a smooth and orderly transition of the businesses in connection with the completion of the transactions contemplated hereby, and that is not otherwise governed by the provisions of this Agreement or any Ancillary Agreement, the parties will cooperate in determining whether there is a mutually acceptable arm’s-length basis on which the other party will provide such service.

(b) After the Assumption Time, except in the case of an Action by one Party against the other Party (which shall be governed by such discovery rules as may be applicable thereto), each Party shall use its reasonable best efforts to make available to each other party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting party shall bear all out-of-pocket costs, fees and expenses (including allocated costs of in-house counsel and other personnel) in connection therewith.

(c) Without limiting any provision of this Section 5.1, each of the parties agrees to cooperate with each other in the defense of any infringement or similar claim with respect any Intellectual Property Rights and shall not claim to acknowledge, or permit any member of its respective Group to claim to acknowledge, the validity or infringing use of any intellectual property of a third Person in a manner that would hamper or undermine the defense of such infringement or similar claim.

(d) In connection with any matter contemplated by this Section 5.1, the parties will enter into a mutually acceptable joint defense agreement so as to maintain to the extent practicable any applicable attorney-client privilege or work product immunity of any member of any Group.

SECTION 5.2 Intercompany Agreements and Accounts.

(a) All contracts, commitments or other arrangements between any member of the Parent Group and any member of the Spinco Group in existence at the Assumption Time, pursuant to which any member of either Group makes payments in respect of Taxes to any member of the other Group or provides to any member of the other Group goods or services (including management, administrative, legal, financial, accounting, data processing, insurance or technical support), or the use of any Assets of any member of the other Group, or the secondment of any employee, or pursuant to which rights, privileges or benefits are afforded to members of either Group as affiliates of the other Group, shall terminate effective at the Assumption Time, except as specifically provided in this Agreement or in the Ancillary Agreements. From and after the Assumption Time, no member of either Group shall have any rights under any such contract, commitment or arrangement with any member of the other Group, except as specifically provided in this Agreement or in the Ancillary Agreements.

(b) After the Assumption Time, the parties shall be obligated to pay only those intercompany accounts between members of the Spinco Group and members of the Parent Group that arose in connection with transfers of goods and services in the ordinary course of business, consistent with past practices (which the parties shall use reasonable best efforts to settle prior to the Assumption Time), and all other intercompany accounts shall be settled by the transfer of financial assets at the Assumption Time, except as otherwise contemplated by this Agreement.

SECTION 5.3 Guarantee Obligations.

(a) Prior to and from and after the Assumption Time, Parent and Spinco shall use their respective reasonable best efforts to cause Parent and each member of the Parent Group to be released, effective from and after the Assumption Time, from any obligations to guarantee or otherwise support any liabilities or obligations of any member of the Spinco Group, including guarantee of performance (the “Guarantees”), including through the substitution of such Guarantees by Parent or such members of the Parent Group with replacement guarantees by Spinco (or, if acceptable to the beneficiary of such a Guarantee, another member of the Spinco Group). Without limiting the foregoing, Spinco agrees that it shall cause Parent and each member of the Parent Group to be released from all such Guarantees not later than 24 months after the Assumption Time, including by way of termination of the applicable contract, but only if such release and termination is permitted without liability under such applicable contract.

(b) From and after the Assumption Time, (i) neither Parent nor any member of the Parent Group shall have any obligation to extend, renew or increase the principal amount of any Guarantee or create or enter into any new or additional Guarantee, and (ii) Spinco shall not increase the amount of any Guarantee by Spinco or any other member of the Spinco Group, extend any expiration date of any such Guarantee, extend the period of time for presentation of documents or demands under any such Guarantee, agree to any substitution of any such Guarantee, or agree to any creation, amendment, supplement, waiver or other modification of any such Guarantee provided that the limitations in clause (ii) shall not apply in the event that a member of the Spinco Group obtains a letter of credit from a financial institution reasonably acceptable to Parent and for the benefit of Parent with respect to such obligation of the Parent Group.

(c) Spinco shall reimburse and otherwise indemnify and hold harmless Parent for the full amount of all payments made or products or services delivered to third parties under any Guarantee not terminated prior to the Assumption Time, which reimbursement shall be made by wire transfer of immediately available funds in the full amount of any such payment or delivery. Any such reimbursement shall be made within ten (10) days after written demand by Parent.

SECTION 5.4 Qualification as Tax-Free Distribution.

After the Assumption Time, neither Parent nor Spinco shall take, or permit any member of its respective Group to take, any action which could reasonably be expected to prevent the Distribution from qualifying as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code of 1986, as amended or any other transaction contemplated by this Agreement or any Ancillary Agreement which is intended by the parties to be tax-free from failing so to qualify.

SECTION 5.5 Non-Solicitation and Non-Hire.

(a) Neither Parent nor Spinco shall, or shall permit any member of its respective group to, for a period of 18 months following the Assumption Time, directly or indirectly, solicit for employment any employee of the other party’s Group; provided, however, that the foregoing shall not apply (i) to solicitations made by job opportunity advertisements and headhunter searches directed to the general public rather than targeting any employees of the other party’s Group or (ii) with respect to any employee who has been terminated by such other party prior to (or has voluntarily left his or her employment more than six months prior to) such solicitation.

(b) Neither Parent nor Spinco shall, or shall permit any member of its respective group to, for a period of 18 months following the Assumption Time, directly or indirectly, hire any employee of the other (or any person who has been employed by the other at any time during the three months prior to the date of hire); provided that such hiring restriction shall not apply to employees of the other entity who were terminated as part of a reduction in force or for any other reason other than for cause.

ARTICLE VI

ACCESS TO INFORMATION

SECTION 6.1 Agreement for Exchange of Information.

(a) Parent and Spinco agree to provide to the other Group, as soon as reasonably practicable after written request therefor, any Information in the possession or under the control of such respective Group which the requesting party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities or Tax laws) by a governmental or regulatory authority having jurisdiction over the requesting party including in connection with any Registration Statement, (ii) for use in any other judicial, regulatory, administrative, Tax or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Tax or other similar requirements, or (iii) to comply with its obligations under this Agreement or any Ancillary Agreement; provided, however, that in the event that any party determines that any such provision of Information could be commercially detrimental, violate any law or agreement, or waive any attorney-client privilege, the parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. Parent and Spinco intend that any transfer of Information that would otherwise be within the attorney-client privilege shall not operate as a waiver of any potentially applicable privilege. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice to provide explanation of any Information provided hereunder.

(b) After the Assumption Time, Spinco shall provide, or cause to be provided, to Parent in such form as Parent shall request, at no charge to Parent, all Information as Parent determines necessary or advisable in order to prepare Parent financial statements and reports or filings with any governmental or regulatory authority.

SECTION 6.2 Ownership of Information.

Any Information owned by one Group that is provided to a requesting party pursuant to Section 6.1 shall be deemed to remain the property of the providing party. Unless specifically set forth in this Agreement, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.

SECTION 6.3 Compensation for Providing Information.

The party requesting such Information agrees to reimburse the other party for the reasonable out-of-pocket costs, fees and expenses, if any, of creating, gathering and copying such information, to the extent that such costs, fees and expenses are incurred for the benefit of the requesting party, provided that reasonable detail of such costs, fees and expenses have been provided.

SECTION 6.4 Record Retention.

To facilitate the possible exchange of information pursuant to this Article VI and other provisions of this Agreement after the Assumption Time, the parties agree to use their reasonable best efforts to retain all Information in their respective possession or control at the Assumption Time in accordance with the policies of Parent as in effect at the Assumption Time.

SECTION 6.5 Limitation of Liability.

No party shall have any Liability to any other party in the event that any Information exchanged or provided pursuant to this Agreement that is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate, in the absence of willful misconduct or fraud by the party providing such information. No party shall have any Liability to any other party if any Information is destroyed after reasonable best efforts by such party to comply with the provisions of Section 6.4.

SECTION 6.6 Confidentiality.

(a) Subject to Section 6.7, each of Parent and Spinco, on behalf of itself and each member of its respective Group, agrees to hold, and to cause its respective Representatives to hold, in strict confidence, with at least the same degree of care that such party then uses with respect to its own confidential and proprietary information, all Information concerning each such other Group that is either in its possession (including information in its possession prior to any of the date hereof, the Assumption Time or the Distribution Date) or furnished by any such other Group or its respective Representatives at any time pursuant to this Agreement, any Ancillary Agreement or otherwise, and shall not use any such Information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such information has been (i) in the public domain through no fault of such party or any member of such Group or any of their respective Representatives, (ii) later lawfully acquired from other sources by such party (or any member of such party’s Group) which sources are not themselves bound by a confidentiality obligation, or (iii) independently generated without reference to any proprietary or confidential information of the other party.

(b) Each party agrees not to release or disclose, or permit to be released or disclosed, any such Information to any other Person, except its Representatives who need to know such information (who shall be advised of their obligations hereunder with respect to such information), except in compliance with Section 6.7. Without limiting the foregoing, when any Information is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement, each party will promptly after request of the other party either return to the other party all Information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or certify to the other party that it has destroyed such Information (and such copies thereof and such notes, extracts or summaries based thereon).

SECTION 6.7 Protective Arrangements.

In the event that any party or any member of its Group either determines on the advice of its counsel that it is required to disclose any Information pursuant to applicable law or receives any demand under lawful process or from any governmental or regulatory authority to disclose or provide information of any other party (or any member of any other party’s Group) that is subject to the confidentiality provisions hereof, such party shall notify the other party prior to disclosing or providing such information and shall cooperate at the expense of the requesting party in seeking any reasonable protective arrangements requested by such other party. Subject to the foregoing, the Person that received such request may thereafter disclose or provide Information to the extent required by such law (as so advised by counsel) or by lawful process or such governmental or regulatory authority.

ARTICLE VII

NO REPRESENTATIONS OR WARRANTIES

SECTION 7.1 No Representations or Warranties.

Except as expressly set forth in this Agreement or in any other Ancillary Agreement, Spinco understands and agrees that no member of the Parent Group is, in this Agreement or in any other agreement or document, representing or warranting to Spinco or any member of the Spinco Group in any way as to the Spinco Assets, the Spinco Business or the Spinco Liabilities, it being agreed and understood that Spinco and each member of the Spinco Group shall take all of the Spinco Assets “as is, where is.” Except as expressly set forth in this

Agreement or in any other Ancillary Agreement, Spinco and each member of the Spinco Group shall bear the economic and legal risk that the Spinco Assets shall prove to be insufficient or that the title of any member of the Spinco Group to any Spinco Assets shall be other than good and free from encumbrances. The foregoing shall be without prejudice to any rights to indemnification under Section 4.2 or to the covenants otherwise contained in this Agreement or any other Ancillary Agreement.

ARTICLE VIII

TERMINATION

SECTION 8.1 Termination by Mutual Consent.

This Agreement may be terminated at any time prior to the Distribution Date at the sole determination of Parent.

SECTION 8.2 Effect of Termination.

(a) In the event of any termination of this Agreement prior to completion of the Distribution, no party to this Agreement (or any of its directors or officers) shall have any Liability or further obligation to any other party.

(b) In the event of any termination of this Agreement on or after the completion of the Distribution, only the provisions of Article III (the Distribution) and Section 5.4 (Qualification as Tax-Free Distribution) will terminate and the other provisions of this Agreement and each Ancillary Agreement shall remain in full force and effect.

ARTICLE IX

MISCELLANEOUS

SECTION 9.1 Complete Agreement; Corporate Power.

(a) This Agreement, the Exhibits and Schedules hereto and the Ancillary Agreements shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.

(b) Parent represents on behalf of itself and each other member of the Parent Group and Spinco represents on behalf of itself and each other member of the Spinco Group as follows:

(i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform each of this Agreement and each other Ancillary Agreement to which it is a party and to complete the transactions contemplated hereby and thereby; and

(ii) this Agreement and each Ancillary Agreement to which it is a party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

SECTION 9.2 Expenses.

Except as expressly set forth in or limited by Schedule 9.2 or elsewhere in this Agreement or in any Ancillary Agreement, all third party fees, costs and expenses paid or incurred prior to the Distribution in connection with the transactions contemplated by this Agreement and the Ancillary Agreements will be paid by the Parent. If the Separation and Distribution do not occur, then the Parent shall bear all fees, costs and expenses paid or incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 9.3 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (other than the laws regarding choice of laws and conflicts of laws that would apply the substantive laws of any other jurisdiction) as to all matters, including matters of validity, construction, effect, performance and remedies.

SECTION 9.4 Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by standard form of telecommunications, by courier, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to Parent or any member of the Parent Group:

FMC Technologies, Inc.

1803 Gears Road

Houston, Texas 77067

Attention: General Counsel

Fax: (281) 591-4102

If to Spinco or any member of the Spinco Group:

John Bean Technologies Corporation

200 E. Randolph Dr.

Chicago, IL 60601

Attention: General Counsel

or to such other address as any Party may have furnished to the other Party by a notice in writing in accordance with this Section 9.4.

SECTION 9.5 Amendment and Modification.

This Agreement may be amended, modified or supplemented only by a written agreement signed by all of the Parties.

SECTION 9.6 Successors and Assigns; No Third-Party Beneficiaries.

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns, but neither this Agreement nor any of the rights, interests and obligations hereunder shall be assigned by any Party without the prior written consent of the other Party or except in connection with a merger or similar business combination involving a Party if the successor under applicable law expressly assumes all rights and obligations of such party hereunder and under each Ancillary Agreement as if it were such Party. Except for the provisions of Sections 4.2 and 4.3 relating to indemnities, which are also for the benefit of the indemnitees, this Agreement is solely for the benefit of the Parties and their subsidiaries and affiliates and is not intended to confer upon any other Persons any rights or remedies hereunder.

SECTION 9.7 Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SECTION 9.8 Interpretation.

The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

SECTION 9.9 Severability.

If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.

SECTION 9.10 References; Construction.

References to any “Article,” “Exhibit,” “Schedule” or “Section,” without more, are to Articles, Exhibits, Schedules and Sections to or of this Agreement. Unless otherwise expressly stated, clauses beginning with the term “including” set forth examples only and in no way limit the generality of the matters thus exemplified. To the extent any provision of this Agreement requires action or cooperation by the Parent, such requirement shall be deemed to include a requirement to cause the other members of the Parent Group and/or the Parent Indemnitees to take such action or to so cooperate unless the context requires otherwise, and to the extent any provision of this Agreement requires action or cooperation by Spinco, such requirement shall be deemed to include a requirement to cause the other members of the Spinco Group and/or the Spinco Indemnitees to take such action or to so cooperate unless the context requires otherwise

SECTION 9.11 Specific Performance.

In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Ancillary Agreement, the party or parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its rights under this Agreement or such Ancillary Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived. Each Party hereby submits to the exclusive jurisdiction of Delaware for purposes of all legal proceedings for equitable relief arising out of or relating to this Agreement or the transactions contemplated hereby. Each Party irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. EACH PARTY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED IN THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, AND AGREES TO TAKE ANY AND ALL ACTION NECESSARY OR APPROPRIATE TO EFFECT SUCH WAIVER.

SECTION 9.12 Conflict with Ancillary Agreements.

Except to the extent Section 4.2, 4.3 or 10.1 conflict with the Tax Sharing Agreement, in which case the Tax Sharing Agreement shall govern, the provisions of this Agreement shall govern in the event of any conflict between the provisions of any Ancillary Agreement and this Agreement.

SECTION 9.13 Joint Defense Cost Sharing Agreement.

Spinco hereby acknowledges and agrees that it has received a copy of the joint defense agreement between Parent and FMC Corporation, dated April 1, 2003, pursuant to which Parent and FMC Corporation agreed to the joint defense of certain matters (including mass tort litigation where both such entities are named as defendants). Spinco and Parent hereby agree that, beginning on the Distribution Date, Spinco shall promptly (and in any event within 10 business days after notice of such costs) reimburse and pay to Parent twenty percent (20%) of Parent’s portion of the legal fees and other costs incurred by Parent in connection with the joint defense agreement between Parent and FMC Corporation, dated April 1, 2003. Parent shall provide Spinco with access to all information related to the administration of the joint defense agreement between Parent and FMC Corporation, dated April 1, 2003, including access to the records maintained in the Parent’s matter management system related to such joint defense agreement.

SECTION 9.14 Insurance Sharing.

(a) For all policies incepted on or after the Distribution Date, Parent and Spinco shall be completely responsible for managing all aspects of its own claims, at its own expense, including formal notification to insurers, interacting with insurance brokers, making payments to third-party administrators and shall in general make its own decisions regarding settlement of claims based on its own business judgment. However, for all claims related to or covered by insurance policies bound prior to the Distribution Date, the FMC Risk Management Department shall have the responsibility of formal notification to insurers and Parent and Spinco shall be responsible to coordinate its legal position with the other party and seek to avoid legal positions that may be in conflict with the legal position of the other party. To the extent a conflict in position cannot be avoided after discussion between the Parties, the issue shall be resolved pursuant to the dispute resolution procedure required by Article X of this Agreement.

(b) Responsibility for claims management and/or indemnity obligations, and any related claim for insurance coverage, shall belong to the party associated with the loss, except where the other party has assumed responsibility for that specific liability or type of liability in this Agreement or any schedule or exhibit hereto, in which case such responsibility and obligations shall belong to such other party. Neither this provision nor any other aspect of this Section 9.14 is intended to increase: (a) the burden on or the financial exposure to the insurers under the subject policies or (b) the benefits to the parties under those policies. Instead, it is the intent of Parent and Spinco to reflect the reality of which each such party is financially responsible for the alleged liability resulting from the subject claim(s) and to provide that the insurance benefits applicable to the claim(s) are available to the financially responsible party.

(c) If Spinco submits a claim under a policy in effect prior to the Distribution Date which is rejected in whole or in part by an insurer because Spinco is not a named insured on the policy, and if it is determined by Spinco and Parent that the claim would otherwise be covered if that claim were assumed and submitted by Parent, and to the extent such claim is payable and paid by insurance, then to that extent, Parent shall re-assume responsibility (only to the extent insurance proceeds are actually recovered) for that claim and present it to the insurer in its own name. In such event, Spinco shall, on an on-going monthly basis, hold harmless and indemnity Parent for all loss, cost and expense not covered by insurance. In such event, the re-assumed claim and any payment received from an insurer, shall be treated as belonging to Spinco.

(d) Where a third party presents a claim against both Parent and Spinco in error (“Third Party Error”) and it is jointly agreed by the Parent and Spinco that only one Parent or Spinco should be involved, the involved party shall be responsible for claim management and promptly take all necessary actions to have the uninvolved party dismissed from the claim. To the extent Parent and Spinco are unable to agree on whether a claim represents a Third Party Error, the issue shall be resolved pursuant to the dispute resolution procedure required by Article X of this Agreement. Third Party Errors shall be deemed to include any action or claim against a party who, as between Parent and Spinco, is not responsible for such action or claim by operation of this Agreement, even though the party may be potentially responsible to the third party by operation of law.

(e) Regarding policies in effect at the Distribution Date, Parent and Spinco agree to waive subrogation against the other party following the settlement or other resolution of any action which involves such insurance policy. In addition, Parent agrees that Spinco should be deemed and treated as an insured entitled to benefits under such policies based upon its historical business and activities covered under those policies when part of Parent, but only to the extent such policy is an occurrence-based policy.

(f) Parent and Spinco shall bear the cost of the applicable per occurrence deductible or self-insured retention as their claims occur. The burden created by the insolvency of any insurer in any layer of insurance shall be borne by the party or parties (on a pro rata basis) that incurred the loss and which resulted in the inability to collect the insurance because of insolvency of the insurer. For example, if both Parent and Spinco had claims that should have been covered by a layer of insurance, the lack of recovery would be split based on the relative losses incurred by Parent and Spinco in that layer. If only one of Parent or Spinco incurs losses that are not recoverable, that party shall bear the loss. If one of Parent or Spinco collects on a claim for a layer of insurance, the carrier becomes insolvent and then the other party incurs a claim, the insurance recoveries of the party that had recovered insurance proceeds will be shared pro rata (based on relative losses suffered within such layer of insurance by Parent and Spinco) with the other party.

(g) If both Parent and Spinco losses exceed an aggregate deductible then the insurance recoveries shall be shared by Parent and Spinco on a pro rata basis based on loss claims from each such party.

ARTICLE X

DISPUTE RESOLUTION

SECTION 10.1 Dispute Resolution.

(a) Except for any claims for equitable relief in connection with the failure of any party to perform its covenants hereunder and except with respect to disputes under Section 2.6(d), in the event of any dispute or disagreement between any member of the Parent Group and any member of the Spinco Group as to the interpretation of any provision of this Agreement (or the performance of obligations hereunder), the parties shall promptly meet in a good faith effort to resolve the dispute. Should such good faith effort fail to resolve the dispute within fifteen (15) days after first meeting to resolve the dispute and upon the written request of Parent or Spinco, the dispute shall be referred to either the Chief Financial Officers (for matters that are deemed financial in nature) or the Chief Executive Officers (for each other matter) of the parties for decision. If the officers do not agree upon a decision within thirty (30) days after reference of the matter to them, each of Parent and Spinco shall submit any controversy, dispute or claim arising out of or relating in any way to this Agreement or the transactions arising hereunder for arbitration in the City of Chicago, Illinois, and such arbitration shall be the sole remedy for such monetary claims. Such arbitration shall be administered by the Center for Public Resources Institute for Dispute Resolutions in accordance with its then prevailing Rules for Non-Administered Arbitration of Business Disputes (except as otherwise provided in this Agreement), by an arbitrator or arbitrators as selected and described in Section 10.1(b). The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The award rendered by the arbitrator(s) shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction.

(b) For all disputes for which the aggregate disputed dollar amount is equal to or less than $3,000,000, then Parent and Spinco shall agree upon a single arbitrator to oversee the dispute. If Parent and Spinco cannot agree on such arbitrator within 20 days after submitting the dispute for arbitration, then the dispute shall be managed by a single independent arbitrator to be chosen by the Center for Public Resources Institute for Dispute Resolutions. For all disputes for which the aggregate disputed dollar amount exceeds $3,000,000, such dispute shall be managed and ruled upon by a panel of three arbitrators. Parent and Spinco shall each name one of the arbitrators, and the third arbitrator shall be chosen by Parent and Spinco or, if Parent and Spinco cannot agree on such arbitrator within 20 days after submitting the dispute for arbitration, then the third arbitrator shall be an independent arbitrator selected by the Center for Public Resources Institute for Dispute Resolutions.

(c) The fees and expenses of the Center for Public Resources Institute for Dispute Resolution and the arbitrator(s) shall be shared equally by Parent and Spinco.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

FMC TECHNOLOGIES, INC.

By:	/s/ William H. Schumann, III
Name:	William H. Schumann III
Title:	Executive Vice President and Chief Financial Officer

JOHN BEAN TECHNOLOGIES CORPORATION

By:	/s/ Ronald D. Mambu
Name:	Ronald D. Mambu
Title:	Vice President, Chief Financial Officer, Treasurer and Controller